HAEMACURE CORPORATION
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                 April 25, 2002



TAKE NOTICE that the Annual Meeting of Shareholders (the "Meeting") of HAEMACURE CORPORATION (the "Corporation") will be held:



     Place:   Hotel Bonaventure Hilton
              Salon Le Portage
              1 Place Bonaventure
              Montreal, Quebec
              H5A 1E4

     Date:    April 25, 2002

     Time:    11:30 a.m.



The purposes of the meeting are:

1. To receive and consider the financial statements of the Corporation for the fiscal year ended October 31, 2001 and the auditors' report thereon;

2.   To elect directors;

3.   To appoint auditors and authorize the directors to fix their remuneration;
     and

4. To transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with National Bank Trust Inc., 1100 University Street, 9th Floor, Montreal, Quebec H3B 2G7 or with the Secretary of the Corporation prior to 5:00 p.m. on the business day immediately preceding the Meeting.


Montreal, Quebec
March 15, 2002


BY ORDER OF THE BOARD OF DIRECTORS

/s/ Gilles Lemieux

Gilles Lemieux
Secretary